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March 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: Seligman Communications and Information Fund, Inc.
    Post-Effective Amendment No. 37
    File No. 2-80168/811-03596

Dear Ms. Mengiste:

Pursuant to Rule 461, RiverSource Fund Distributors, Inc., the Principal Underwriter, respectfully requests that the effective date of the above-mentioned Post-Effective Amendment be accelerated and declared effective on March 1, 2010, or as soon as practicable thereafter.

Sincerely,

RiverSource Fund Distributors, Inc.
(Principal Underwriter)


/s/ Patrick T. Bannigan
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Patrick T. Bannigan
Vice President